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                                                            Exhibit 1

          FOR IMMEDIATE RELEASE

          Contact:
          Ellen B. Richstone                James R. Buckley
          Chief Financial Officer           Account Specialist
          Augat Inc.                        Sharon Merrill Associates, Inc.
          508/543-4300                      617/262-1800

             AUGAT INC. ANNOUNCES ACQUISITION OF ELASTOMERIC TECHNOLOGIES

                   Acquisition of niche market leader will broaden

              Augat's offerings to interconnection technology customers

               MANSFIELD, Mass., June 27, 1995 -- Augat Inc. (NYSE:AUG) today announced the acquisition of Elastomeric Technologies Inc., a manufacturer of customized interconnection technology used in communications and portable electronics. Financial terms of the agreement were not disclosed.
               "We are very excited about the acquisition of Elastomeric Technologies and the opportunities it offers Augat," said William
          R. Fenoglio, Augat's President and Chief Executive Officer. "Elastomeric is the recognized market leader in the elastomer connector industry. This acquisition is consistent with our corporate strategy of focusing on growing segments within the communications sector. We, at Augat, are focusing on the many attractive opportunities in the cellular, video equipment, pager and personal electronics areas that demand custom applications.
               "These custom applications require two key technologies: first, advanced design and molding concepts to integrate the connection systems to the molded case and second, new connector processes that flexibly conform to low-profile, high-density, surface-mount technology demands," continued Fenoglio. "The acquisition of Elastomeric, coupled with Augat's leading position in design and molding, will position us well to capitalize on these opportunities."
               Elastomeric, based in Hatboro, Pennsylvania, has annual revenues of approximately $5 million and provides packaging solutions for mobile electronics companies with applications in devices such as automobiles, cellular telephones, notebook computers, pagers and printers. The company's major customers include AT&T, Hewlett-Packard, Motorola and Franklin.
               One of the largest manufacturers of connector products in the world, Augat Inc. is pursuing a strategy for growth in communications, automotive, computer and industrial markets through customer partnerships, new-product introductions, strategic acquisitions and ongoing productivity measures.

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